Exhibit 16.1

October 27, 2011
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Dear Sir or Madam:

We have read the statements of Dutch Gold Resources, Inc. (the “Company”) pertaining to our firm included under Item 4.01 of Form 8-K/A to be filed on or about March 20, 2011 and agree with such statements as they pertain to our firm.  We have no basis to agree or disagree with other statements of the Company contained therein.

Very truly yours,

/s/ Gruber & Company, LLC